January 28, 2011

Via Edgar Transmission

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Arno Therapeutics, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed January 21, 2011
File No. 333-170474

Dear Mr. Riedler:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated January 27, 2011 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced amended registration statement (the “Registration Statement”).  Enclosed herewith for filing via Edgar is the Company’s Pre-Effective Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

Cover Page

1.
On your cover page you disclose that there is not currently a market for your common stock, however, your last registration fee table states that you calculated the registration fee in accordance with Rule 457(c) of the Securities Act of 1933.  Since there is no market for your common stock, please revise your registration fee table to calculate the fee in accordance with Rule 457(a) or 457(o) of the Securities Act.

Jeffrey P. Riedler
January 28, 2011

Response:  In response to the Staff’s comment, the Company has revised the registration fee table in the Amended Registration Statement to calculate the fee in accordance with Rule 457(a) of the Securities Act.

Risk Factors

“The co-lead investors in our September 2010 private placement…” page 10

2.	Please expand your disclosure to identify the three co-lead investors, the percent of such investor’s beneficial ownership and the director designated by such investor.

Response:  The Company has expanded its disclosure in response to the Staff’s comment.  Please see page 10 of the Amended Registration Statement.

Our Business

License Agreements and Intellectual Property, page 46

3.
We have reviewed your response to our prior comments 27 and 28 regarding disclosure of a range of royalty rates.  We consider a range of royalty rates to be material.  We often grant confidential treatment to such terms but require that a royalty range be disclosed.  Therefore, our comments are reissued in part.  Please expand your disclosure to include the royalty rates payable under each agreement with Ohio State and the agreement with Pitt, noting that for the royalty rate you may provide a reasonable range within which the royalty rate falls, for example “single digits,” “high-teens,” “mid-twenties,” or a range not to exceed ten percent.

Response:  The Company has expanded its disclosure in response to the Staff’s comment.  Please see pages 47, F-16, and F-31 of the Amended Registration Statement, where the Company has disclosed that the royalty rate for AR-67 falls in the “mid-single digits” and the royalty rates for each of AR-12 and AR-42 fall in the “low-single digits.”

4.
We have reviewed your response to our prior comments 27 and 28 regarding your intent to not disclose specific payments made or expected to be made under your license agreements.  Consistent with your disclosure obligations under Item 303 of Regulation S-K, please confirm that when a material payment under an agreement with Ohio State or Pitt becomes probable, you will disclose the specific material payment in the appropriate disclosure sections of your filings.

Response:  The Company confirms that, when a material payment under an agreement with Ohio State or Pitt becomes probable, the Company will disclose the specific material payment in the appropriate disclosure sections of its filings.

Jeffrey P. Riedler
January 28, 2011

5.
On page 33, you disclose that “[t]he decrease of approximately $0.2 million over the three month period in 2009 is due primarily to the expense of a $0.2 million milestone payment in 2009 related to the initiation of the Phase I clinical trial of AR-12.”  On page 47, however, you refer to a July 2010 milestone payment to Ohio State upon the commencement of the Phase I clinical study of AR-12.  Please revise your disclosure to clarify whether these payments are referring to different milestones payments.  In addition, please disclose the amount of each milestone in your MD&A and Business sections.

Response:  The Company has revised its disclosure in response to the Staff’s comment.  Please see pages 47, F-16, and F-31 of the Amended Registration Statement.  Please note that the Company’s previous reference to a July 2010 milestone payment was in error.  All references to the Phase I clinical trial milestone have been corrected to refer to a September 2009 payment.

*   *   *

Please contact the undersigned at (612) 492-7369 if you have any questions with respect to the responses contained in this letter or the Registration Statement.

Sincerely,

/s/ Christopher J. Melsha

Christopher J. Melsha
Attorney
Direct Dial: 612.492.7369
Email: cmelsha@fredlaw.com

cc:	Ms. Karen Ubell, Esq.
Mr. David M. Tanen